UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated February 2, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:
•	Press Release dated February 2, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 2, 2006	By:	/s/“Alison T. Love”

Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge reports another excellent year; robust outlook for growth
Highlights
•	2005 reported earnings of $556 million

•	Adjusted operating earnings increase 10% for the year ended December 31, 2005

•	Adjusted operating earnings for the fourth quarter increase 6% to $162.7 million

•	Continued progress on numerous strategic projects

•	During 2005, dividends per common share increased 25.7% to an annual rate of $1.15
CALGARY, Alberta, February 2, 2006 — “2005 was yet another good year as adjusted earnings per common share increased 8% to $1.59”, said Patrick D. Daniel, President & Chief Executive Officer. “This result is excellent, particularly in light of the two severe hurricanes that affected our offshore Gulf assets.”
“Our existing business is strong and diverse. For the future, we are advancing a significant number of new pipeline projects. These opportunities are underpinned by robust supply and demand fundamentals, increasing production from the oil sands and strong relationships with our shippers. The combination of Enbridge’s long term growth, low risk profile and dividend payout provides our investors with an attractive value proposition.” Mr. Daniel concluded, “Based on our outlook for 2006, it is our expectation that adjusted operating earnings will be in the range of $1.65 to $1.75 per common share.”
Strategic Growth Projects
Enbridge will continue to supplement organic growth with selective strategic acquisitions such as the Enbridge Offshore Pipelines natural gas system acquired for $754 million at the end of 2004, and the 65% interest in the Olympic Pipeline refined products system for US$100 million, which closed February 1, 2006. However, the Company’s primary engine of growth is its substantial portfolio of organic projects spanning liquids pipelines, gas pipelines and new growth platforms.
Mr. Daniel commented, “Looking beyond 2006 we have a very substantial number of organic projects, both secured and under development, which will drive growth in earnings per share. In our Liquids Pipelines business alone we have in excess of $8 billion of investment opportunities between Enbridge and Enbridge Energy Partners. We achieved substantial progress in advancing these opportunities in 2005, including finalization of shipper agreements on the $400 million Waupisoo Pipeline; and confirmation of shipper support for both the Gateway Petroleum Export Pipeline and Condensate Import Pipeline, with plans to increase the diameter of both.
Our major initiative on expanding capacity to markets in the U.S. Midwest is gaining considerable momentum. The US$190 million Spearhead project from Chicago to Cushing, Oklahoma, will come into service March 1 of this year providing, for the first time, an economic path for substantial volumes of Canadian crude oil to penetrate the most significant trading hub in the U.S. Based on initial nominations, we expect this line to rapidly achieve throughput levels approaching initial capacity of 125,000 bpd. We are in active discussions with shippers seeking a near term expansion of the line.
The Southern Access Expansion project being undertaken by Enbridge and EEP is well underway with full producer support for all three phases, aggregating an increase in capacity of 400,000 bpd from Hardisty to Chicago by 2009, at a total cost of US$950 million. Discussions with the Canadian Association of Petroleum Producers on increasing the diameter of the new line from Superior, Wisconsin to Chicago will conclude shortly. Discussions will then focus on the US$250-$320 million Southern Access extension from Chicago to Patoka, and potentially Wood River, Illinois. We are continuing to respond to strong shipper interest in this path.
We anticipate that additional capacity to the U.S. Midwest, over and above Southern Access, will be required. We have been actively developing the next tranche of mainline expansion capacity, the Alberta Clipper Pipeline, with selected shippers. The Alberta Clipper project involves a new 36” line from Hardisty, Alberta to Superior, Wisconsin where it will interconnect with the existing mainline system to provide access to our full range of delivery points and storage options, including Chicago, Toledo, Sarnia, Patoka, Wood River and Cushing. The line would involve an investment of US$1.6 billion ($2005) for an initial capacity of 400,000 bpd. We believe that this will provide the lowest toll and greatest delivery and storage flexibility for shippers seeking additional capacity to the Midwest. It is a project with no unusual regulatory or execution risks and can be timed accurately to provide capacity when required. Shipper interest to date has been strong, and we will expand these discussions during the first quarter of 2006 to seek broad industry support for the Alberta Clipper Pipeline project.
Enbridge and EEP have also secured US$655 million of natural gas pipeline investment opportunities, including EEP’s recently announced US$530 million East Texas project. We have a further $680 million of new growth platform opportunities under development including the $400 million Ontario Wind Power project.”
Mr. Daniel concluded, “In combination these opportunities would easily support our 6% average annual organic growth target over the next five years, with upside toward the end of the period.”
Dividend Declaration
On February 1, 2006, the Board of Directors declared quarterly dividends of $0.2875 per common share on a post-split basis, reflecting the 15% dividend increase announced November 3, 2005, as well as $0.34375 per Series A Preferred Share. Both dividends are payable on March 1, 2006 to shareholders of record on February 15, 2006.
Organizational Changes
The Board of Directors also announced changes to the Board and to the senior management team. Louis D. Hyndman will retire from the Board effective with the next shareholders’ annual meeting on May 3, 2006, and Dan C. Tutcher will be nominated for election to the Board at that meeting. Mr. Tutcher, currently Group Vice President, Transportation South, and Mel F. Belich, Group Vice President, Corporate Law, will both retire as officers of Enbridge Inc. effective May 1, 2006. The following three senior management changes will also be effective May 1, 2006:
•	Stephen J.J. Letwin will be appointed Executive Vice President, Gas Transportation and International, responsible for all aspects of Enbridge’s natural gas business, and will relocate to Houston, Texas. He will also have overall responsibility for Enbridge Energy Partners, L.P.

•	Stephen J. Wuori will be appointed Executive Vice President, Chief Financial Officer and Corporate Development. He will also continue to have responsibility for the Enbridge Income Fund.

•	J. Richard Bird will become Executive Vice President, Liquids Pipelines, with continued responsibility for Enbridge’s current liquids pipelines businesses and growth opportunities.
Earnings applicable to common shareholders are $556.0 million for the year ended December 31, 2005, or $1.65 per share, compared with $645.3 million, or $1.93 per share, in 2004. The $89.3 million decrease in earnings is primarily the result of the sale of the investment in AltaGas in 2004, which had resulted in an after-tax gain of $97.8 million, as well as the absence of its earnings in 2005. Earnings for 2004 also included 15 months of earnings for gas distribution utilities, reflecting the change in year end for those entities. Positive factors in 2005 include the earnings contribution from the recently acquired Enbridge Offshore Pipelines, higher contribution from the gas distribution utility and lower interest expense.
Fourth quarter earnings for 2005 are $174.0 million, or $0.52 per share, compared with $104.8 million, or $0.31 per share, in 2004. Although the prior year quarter includes six months of earnings for the gas distribution utilities, the additional quarter (July – September) is seasonally a summer loss quarter, and reduced earnings in the fourth quarter of 2004. In addition, a higher rate base and other positive variances at the gas distribution utility increased earnings.
Consolidated Earnings

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Liquids Pipelines	60.9	52.0	229.1	219.9
Gas Pipelines	12.9	14.6	59.8	53.8
Sponsored Investments	20.5	16.7	64.8	66.2
Gas Distribution and Services[1]	68.9	16.6	178.8	313.1
International	27.8	20.0	87.4	73.6
Corporate	(17.0)	(15.1)	(63.9)	(81.3)

	174.0	104.8	556.0	645.3

[1]	The three months ended December 31, 2004 include earnings for the six months ended December 31, 2004 for Enbridge Gas Distribution (EGD), Noverco and other gas distribution entities. The year ended December 31, 2004 includes earnings for the 15 months ended December 31, 2004 for the same entities. This results from the elimination of the quarter lag basis of consolidation described below.
Non-GAAP Measures
This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. This is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure. Therefore, this measure may not be comparable with a similar measure presented by other issuers. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value and performance trends.

	Three months ended		Year ended
(millions of Canadian dollars except where otherwise noted)	December 31,		December 31,
	2005	2004	2005	2004
GAAP earnings as reported	174.0	104.8	556.0	645.3
Non-operating factors and variances as per table below	(11.3)	49.3	(18.8)	(154.2)

Adjusted Operating Earnings	162.7	154.1	537.2	491.1

Adjusted Earnings per Common Share (dollars per share)	$0.48	$0.46	$1.59	$1.47

The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in CLH. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the earnings volatility caused by exchange rate differences. During 2005, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $13.0 million (2004 — $7.5 million) of incremental cash flows, which is not included in reported earnings.

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Sponsored Investments
EEP non-cash derivative fair value gain (loss)	0.9	—	(5.0)	—
Dilution gains on the issue of EEP units	4.3	—	8.9	7.6
Gas Distribution and Services
Gain on sale of investment in AltaGas Income Trust	—	—	—	97.8
Elimination of the quarter ended December 31, 2003[1]	—	—	—	27.1
Elimination of the quarter ended September 30, 2004[2]	—	(41.1)	—	—
Colder/(warmer) than normal weather	(1.5)	—	—	21.3
Impairment loss on Calmar gas plant	—	(8.2)	—	(8.2)
Dilution gain in Noverco (Gaz Metro unit issuance)	—	—	7.3	—
Dilution gain — AltaGas Income Trust	—	—	—	8.0
Revalue future income taxes due to tax rate changes	—	—	—	0.6
International
Gain on land sale in CLH	7.6	—	7.6	—

Total significant non-operating factors and variances increasing/(decreasing) earnings	11.3	(49.3)	18.8	154.2

[1]	Effective December 31, 2004, EGD changed its fiscal year-end from September 30 to December 31. Consequently, the reported consolidated results for the year ended December 31, 2004 included EGD’s results for the fifteen months ended December 31, 2004. The adjustment above deducts EGD’s results for the three months ended December 31, 2003 to reflect EGD’s 2004 earnings on the calendar basis, consistent with 2005. As a result, this adjustment differs from the adjustment reported in 2004.

[2]	This adjustment reflects EGD’s fourth quarter 2004 earnings on the calendar basis, consistent with 2005. The change in EGD’s fiscal year-end in the prior year, described above, resulted in the inclusion of six months of EGD’s earnings in the fourth quarter of 2004. This adjustment differs from the adjustment reported in 2004.
Other significant non-operating factors and variances that affected EGD, for both the quarter ended and year ended December 31, 2004, have also been adjusted to reflect the calendar year basis.
Significant operating factors affecting earnings in 2005 include the following:
•	Enbridge Offshore Pipelines, acquired December 31, 2004, contributes positive earnings.
•	EGD earnings are higher due to higher rate base and a number of smaller favourable variances across the utility.
•	There are no earnings from AltaGas in 2005 as the investment was sold in 2004.
•	Corporate costs are lower primarily as a result of lower interest expense.

Liquids Pipelines

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Enbridge System	46.3	41.0	170.1	171.6
Athabasca System	11.8	10.2	48.6	42.8
NW System	1.6	2.1	7.3	7.8
Feeder Pipelines and Other	1.2	(1.3)	3.1	(2.3)

	60.9	52.0	229.1	219.9

•	Enbridge System earnings include a lower earnings base from the Incentive Tolling Settlement (ITS) component of the Enbridge System recently negotiated with the Canadian Association of Petroleum Producers and approved by the National Energy Board. As well, earnings were negatively impacted by higher taxes within the Terrace component. The decrease has been partially offset, primarily in the fourth quarter, with earnings from service and reliability incentives under the ITS as well as lower oil loss costs and savings from cost management programs.
•	Increased earnings from the Athabasca System are consistent with the overall return underpinning the long-term take or pay contract with its major shipper as well as lower operating costs due to leak remediation in the prior year.
•	The earnings variance in Feeder Pipelines and Other is primarily the result of higher Frontier Pipeline earnings due to lower operating costs and the prior year included Federal Energy Regulatory Commission ordered reparations. In addition, Gateway condensate pipeline costs are being deferred in 2005 whereas in 2004 they were expensed.
Gas Pipelines

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Alliance Pipeline US	7.7	9.9	32.1	37.4
Enbridge Offshore Pipelines	0.9	—	11.8	—
Vector Pipeline	4.3	4.7	15.9	16.4

	12.9	14.6	59.8	53.8

•	Alliance Pipeline US earnings reflect the impact of the stronger Canadian dollar.
•	Enbridge Offshore Pipelines was acquired on December 31, 2004. Hurricanes Katrina and Rita have negatively affected transmission volumes and the results of this business. The results include property insurance deductibles as well as lost revenue on various systems prior to the commencement of contingent business interruption insurance coverage. The combined effect of the property damage deductibles and the estimated lost revenue reduced expected earnings by approximately $15 million.
•	Vector earnings have also been negatively impacted by the stronger Canadian dollar.

Sponsored Investments

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Enbridge Energy Partners (EEP)	7.8	8.6	21.7	28.6
Enbridge Income Fund (EIF)	8.4	8.1	34.2	30.0
Dilution Gains	4.3	—	8.9	7.6

	20.5	16.7	64.8	66.2

•	EEP’s 2005 results include $5.0 million (net to Enbridge) of unrealized mark-to-market losses (gain of $0.9 million in the fourth quarter) on derivative financial instruments which do not qualify for hedge accounting treatment. While Enbridge believes the hedging strategies used are sound economic hedging techniques, they do not qualify for hedge accounting and must be accounted for on a mark-to-market basis through earnings. In addition, EEP earnings have been negatively affected by lower Lakehead System volumes, a stronger Canadian dollar and a lower ownership interest offset with higher earnings from the natural gas business. The fourth quarter earnings variance includes a lower contribution from the natural gas systems and reflects improving Lakehead System volumes.
•	EIF’s 2005 results include higher preferred unit distributions as well as higher incentive income consistent with EIF’s cash distribution increases in 2004. EIF’s operating results benefited from strong performance at both Alliance Canada and the Saskatchewan System.
•	EEP issued partnership units in 2005 and 2004. Because Enbridge did not fully participate in these offerings, dilution gains resulted.
Gas Distribution and Services

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Enbridge Gas Distribution[1]	56.5	11.9	111.9	133.1
CustomerWorks/ECS	4.3	7.9	23.2	20.5
Noverco[1]	6.6	3.8	28.3	32.3
Other Gas Distribution Operations[1]	1.8	0.5	6.7	8.5
Enbridge Gas New Brunswick	2.3	0.9	6.1	3.7
Gas Services	1.1	(2.6)	0.2	(2.8)
Aux Sable	(0.9)	3.9	5.3	7.3
AltaGas Income Trust (AltaGas)	—	—	—	21.1
Gain on sale of investment in AltaGas	—	—	—	97.8
Impairment loss on Calmar gas plant	—	(8.2)	—	(8.2)
Other	(2.8)	(1.5)	(2.9)	(0.2)

	68.9	16.6	178.8	313.1

[1]	The three months ended December 31, 2004 include earnings for the six months ended December 31, 2004 and the year ended December 31, 2004 includes earnings for the 15 months ended December 31, 2004.

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Enbridge Gas Distribution — as reported	56.5	11.9	111.9	133.1
Significant non-operating factors and variances:
adjust to calendar basis	—	36.1	—	(11.5)
warmer/(colder) than normal weather	1.5	—	—	(21.3)

	58.0	48.0	111.9	100.3

•	The remaining EGD variance, after considering the items listed above, is due to a higher rate base and a number of smaller favourable variances across the utility.

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Noverco — as reported	6.6	3.8	28.3	32.3
Significant non-operating factors and variances:
adjust to calendar basis	—	3.7	—	(13.6)
dilution gains on Gaz Metro issuances	—	—	(7.3)	—

	6.6	7.5	21.0	18.7

•	Noverco earnings, after considering the items listed above, reflect a future income tax recovery related to the receipt of cash dividends net of a similar adjustment for reciprocal dividends paid to Noverco.

	Three months
	ended		Year Ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
Other Gas Distribution Operations — as reported	1.8	0.5	6.7	8.5
Significant non-operating factors and variances:
adjust to calendar basis	—	1.3	—	(2.1)

	1.8	1.8	6.7	6.4

•	Other Gas Distribution Operations, after considering the variances listed above, is comparable to the prior year.
•	Enbridge Gas New Brunswick earnings have increased consistent with the settlement of debt through the issue of equity, during the third and fourth quarters, resulting in a higher equity base.
•	Gas Services includes several natural gas related businesses, including U.S. Oil acquired in January 2005, which has a cyclical sales volume pattern and generates higher revenues during the winter months. This is the reason for the higher earnings occurring primarily in the fourth quarter.
•	Aux Sable earnings have decreased, primarily in the fourth quarter, as high natural gas costs in this period were not offset with improved product sales prices resulting in weaker margins and therefore decreased production levels.
•	Other includes higher costs related to the development of the Rabaska LNG facility.

International

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004
CLH	21.8	13.2	61.6	48.6
OCENSA/CITCol	8.4	9.2	32.8	33.0
Other	(2.4)	(2.4)	(7.0)	(8.0)

	27.8	20.0	87.4	73.6

•	Earnings from CLH include a $7.6 million gain on the sale of land recorded in the fourth quarter. Operating results at CLH are also improved due to higher volumes and an increase in average tariffs and storage revenues.
Corporate

	Three months ended		Year ended
(millions of Canadian dollars)	December 31,		December 31,
	2005	2004	2005	2004

Corporate	(17.0)	(15.1)	(63.9)	(81.3)

•	For the full year, corporate costs are lower reflecting lower interest expense from lower rates, primarily in the first half of the year. Also, business development costs were higher in the prior year.
Other Disclosures
Enbridge will hold a conference call on February 2, 2006 at 7:30 a.m. Mountain time (9:30 a.m. Eastern time) to discuss the 2005 results. The call can be accessed at 1-866-831-6270 using the access code 51557448, and will be audio webcast live at www.enbridge.com/investor. An audio replay will be available shortly thereafter at 1-888-286-8010 using the access code 40117663; in addition, the webcast replay and transcript will be available on the website, late in the day.
The audited consolidated financial statements and MD&A, which contain additional notes and disclosures, will be available on the Enbridge website on February 2, 2006 and filed on SEDAR shortly thereafter.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge employs approximately 4,400 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:
Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS

(unaudited; millions of Canadian dollars	Three months ended		Year ended
except per share amounts)	December 31,		December 31,
	2005	2004	2005	2004
FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	60.9	52.0	229.1	219.9
Gas Pipelines	12.9	14.6	59.8	53.8
Sponsored Investments	20.5	16.7	64.8	66.2
Gas Distribution and Services[1]	68.9	16.6	178.8	313.1
International	27.8	20.0	87.4	73.6
Corporate	(17.0)	(15.1)	(63.9)	(81.3)

	174.0	104.8	556.0	645.3

Cash Provided By Operating Activities
Earnings plus charges not affecting cash	384.8	231.5	1,300.9	1,027.8
Changes in operating assets and liabilities	(403.6)	(655.0)	(397.4)	(141.1)

	(18.8)	(423.5)	903.5	886.7

Common Share Dividends	100.4	79.2	361.1	315.8

Earnings per Common Share	0.52	0.31	1.65	1.93

Diluted Earnings per Common Share	0.51	0.30	1.63	1.91

Dividends per Common Share	0.2875	0.2287	1.0375	0.9150

Weighted Average Common Shares Outstanding (millions)			337.4	334.4

Diluted Weighted Average Common Shares Outstanding (millions)			341.2	337.2

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)	2,093	2,183	2,008	2,138
Barrel miles (billions)	182	192	695	757
Average haul (miles)	947	954	949	970
Gas Distribution and Services[3]
Volumes (billion cubic feet)	129	177	438	575
Number of active customers (thousands)	1,805	1,756	1,805	1,756
Degree day deficiency[4]
Actual	1,274	1,319	3,750	5,052
Forecast based on normal weather	1,247	1,328	3,747	4,849

1.	In 2004, EGD changed its fiscal year end from September 30 to December 31 to be consistent with Enbridge. Consequently, highlights of Gas Distribution and Services for 2004 include the six and fifteen month periods ended December 31 for EGD and other gas distribution operations.

2.	Liquids Pipelines operating highlights include the statistics of the 10.9% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

4.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
(unaudited; millions of Canadian dollars,	December 31,		December 31,
except per share amounts)	2005	2004	2005	2004

Revenues
Commodity sales	2,085.5	1,755.6	6,193.5	5,826.3
Transportation	498.8	437.8	1,938.1	1,695.8
Energy services	83.5	130.2	321.5	285.7

	2,667.8	2,323.6	8,453.1	7,807.8

Expenses
Commodity costs	1,938.5	1,550.1	5,728.4	5,184.3
Operating and administrative	275.6	357.6	1,057.6	1,015.0
Depreciation and amortization	147.8	184.4	575.3	525.0

	2,361.9	2,092.1	7,361.3	6,724.3

	305.9	231.5	1,091.8	1,083.5
Income from Equity Investments	44.2	31.7	116.8	160.3
Other Investment Income	43.5	6.9	114.8	101.4
Gain on Sale of Investment in AltaGas Income Trust	—	—	—	121.5
Interest Expense	(136.8)	(158.4)	(539.2)	(525.3)

	256.8	111.7	784.2	941.4
Income Taxes	(81.0)	(5.2)	(221.3)	(289.2)

Earnings	175.8	106.5	562.9	652.2
Preferred Share Dividends	(1.8)	(1.7)	(6.9)	(6.9)

Earnings Applicable to Common Shareholders	174.0	104.8	556.0	645.3

Earnings Per Common Share	0.52	0.31	1.65	1.93

Diluted Earnings Per Common Share	0.51	0.30	1.63	1.91

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited; millions of Canadian dollars, except per share amounts)
Year ended December 31,	2005	2004

Retained Earnings at Beginning of Year	1,840.9	1,511.4
Earnings Applicable to Common Shareholders	556.0	645.3
Common Share Dividends	(361.1)	(315.8)
Dividends Paid to Reciprocal Shareholders	11.2	—
Dividend Reclassification Adjustment	51.2	—

Retained Earnings at End of Year	2,098.2	1,840.9

Dividends Paid Per Common Share	1.04	0.92

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,
(unaudited; millions of Canadian dollars)	2005	2004	2005	2004

Cash Provided By/(Used In) Operating Activities
Earnings	175.8	106.5	562.9	652.2

Depreciation and amortization	147.8	184.4	575.3	525.0
Equity earnings less than/(in excess of) cash distributions	2.0	14.4	63.3	(39.2)
Gain on reduction of ownership interest	(13.4)	—	(29.0)	(29.6)
Gain on sale of investment in AltaGas Income Trust	—	—	—	(121.5)
Future income taxes	67.6	(62.0)	108.1	12.7
Other	5.0	(11.8)	20.3	28.2
Changes in operating assets and liabilities	(403.6)	(655.0)	(397.4)	(141.1)

	(18.8)	(423.5)	903.5	886.7

Investing Activities
Acquisitions	(2.2)	(816.5)	(88.6)	(833.9)
Long-term investments	(27.8)	0.3	(89.9)	(16.6)
Additions to property, plant and equipment	(339.6)	(244.8)	(680.6)	(496.4)
Sale of investment in AltaGas Income Trust	—	95.3	—	346.7
Changes in construction payable	27.8	2.7	25.4	0.5
Affiliate loans	0.8	—	0.7	—

	(341.0)	(963.0)	(833.0)	(999.7)

Financing Activities
Net change in short-term borrowings and short-term debt	207.5	1,755.1	(125.1)	738.0
Net change in non-recourse short-term debt of joint ventures	5.6	5.0	11.0	—
Long-term debt issues	400.0	200.0	1,020.1	500.0
Long-term debt repayments	(140.0)	(200.0)	(536.9)	(450.0)
Non-recourse long-term debt issued by joint ventures	—	—	6.8	—
Non-recourse long-term debt repaid by joint ventures	(30.3)	(18.4)	(85.1)	(42.9)
Changes in non-controlling interests	5.9	(2.1)	1.4	(2.4)
Preferred securities redeemed	—	(350.0)	—	(350.0)
Common shares issued	6.8	12.7	53.7	44.4
Preferred share dividends	(1.8)	(1.7)	(6.9)	(6.9)
Common share dividends	(100.4)	(79.2)	(361.1)	(315.8)

	353.3	1,321.4	(22.1)	114.4

Increase/(Decrease) in Cash and Cash Equivalents	(6.5)	(65.1)	48.4	1.4
Cash and Cash Equivalents at Beginning of Period	160.4	170.6	105.5	104.1

Cash and Cash Equivalents at End of Period	153.9	105.5	153.9	105.5

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)
December 31,	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	153.9	105.5
Accounts receivable and other	1,900.3	1,451.9
Inventory	1,021.4	791.6

	3,075.6	2,349.0
Property, Plant and Equipment, net	10,466.6	9,066.5
Long-Term Investments	1,842.8	2,278.3
Receivable from Affiliate	177.0	171.7
Deferred Amounts and Other Assets	894.2	729.2
Intangibles	252.6	133.9
Goodwill	367.2	31.5
Future Income Taxes	134.9	145.0

	17,210.9	14,905.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	1,074.8	650.6
Accounts payable and other	1,624.8	1,275.9
Interest payable	81.7	83.8
Current maturities and short-term debt	401.2	703.9
Current portion of non-recourse long-term debt	68.2	30.2

	3,250.7	2,744.4
Long-Term Debt	6,279.1	6,053.3
Non-Recourse Long-Term Debt	1,619.9	665.2
Other Long-Term Liabilities	91.7	151.8
Future Income Taxes	1,009.0	797.3
Non-Controlling Interests	691.0	514.9

	12,941.4	10,926.9

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,343.8	2,282.4
Contributed surplus	10.0	5.4
Retained earnings	2,098.2	1,840.9
Foreign currency translation adjustment	(171.8)	(139.8)
Reciprocal shareholding	(135.7)	(135.7)

	4,269.5	3,978.2

	17,210.9	14,905.1

SEGMENTED INFORMATION
Three months ended December 31, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	232.3	85.6	63.7	2,282.8	3.4	—	2,667.8
Commodity costs	—	—	—	(1,938.5)	—	—	(1,938.5)
Operating and administrative	(83.4)	(25.5)	(16.6)	(135.8)	(5.8)	(8.5)	(275.6)
Depreciation and amortization	(34.9)	(24.3)	(18.3)	(69.0)	(0.4)	(0.9)	(147.8)

	114.0	35.8	28.8	139.5	(2.8)	(9.4)	305.9
Investment and other income	(0.5)	4.3	23.5	14.9	31.5	14.0	87.7
Interest and preferred share dividends	(23.5)	(19.3)	(15.3)	(46.9)	—	(33.6)	(138.6)
Income taxes	(29.1)	(7.9)	(16.5)	(38.6)	(0.9)	12.0	(81.0)

Earnings applicable to common shareholders	60.9	12.9	20.5	68.9	27.8	(17.0)	174.0

Three months ended December 31, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	226.2	65.3	—	2,023.0	9.1	—	2,323.6
Commodity costs	—	—	—	(1,550.1)	—	—	(1,550.1)
Operating and administrative	(90.2)	(13.2)	—	(229.6)	(10.1)	(14.5)	(357.6)
Depreciation and amortization	(37.7)	(15.3)	—	(129.6)	(0.6)	(1.2)	(184.4)

	98.3	36.8	—	113.7	(1.6)	(15.7)	231.5
Investment and other income	0.1	0.3	25.4	(6.8)	19.6	—	38.6
Interest and preferred share dividends	(25.1)	(15.2)	—	(83.8)	(0.1)	(35.9)	(160.1)
Income taxes	(21.3)	(7.3)	(8.7)	(6.5)	2.1	36.5	(5.2)

Earnings applicable to common shareholders	52.0	14.6	16.7	16.6	20.0	(15.1)	104.8

Year ended December 31, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate[1]	Consolidated

Revenues	881.0	364.3	249.0	6,947.1	11.7	—	8,453.1
Commodity costs	—	—	—	(5,728.4)	—	—	(5,728.4)
Operating and administrative	(311.4)	(95.5)	(60.1)	(549.3)	(17.5)	(23.8)	(1,057.6)
Depreciation and amortization	(145.6)	(94.3)	(71.5)	(257.3)	(1.2)	(5.4)	(575.3)

	424.0	174.5	117.4	412.1	(7.0)	(29.2)	1,091.8
Investment and other income	(0.9)	5.9	54.7	35.7	97.7	38.5	231.6
Interest and preferred share dividends	(96.5)	(81.9)	(61.8)	(178.8)	—	(127.1)	(546.1)
Income taxes	(97.5)	(38.7)	(45.5)	(90.2)	(3.3)	53.9	(221.3)

Earnings applicable to common shareholders	229.1	59.8	64.8	178.8	87.4	(63.9)	556.0

Year ended December 31, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	872.7	271.7	—	6,631.1	32.3	—	7,807.8
Commodity costs	—	—	—	(5,184.3)	—	—	(5,184.3)
Operating and administrative	(310.1)	(55.1)	—	(577.0)	(38.6)	(34.2)	(1,015.0)
Depreciation and amortization	(145.4)	(65.7)	—	(308.4)	(1.9)	(3.6)	(525.0)

	417.2	150.9	—	561.4	(8.2)	(37.8)	1,083.5
Investment and other income	1.8	0.8	112.2	50.6	81.5	14.8	261.7
Gain on sale of investment	—	—	—	121.5	—	—	121.5
Interest and preferred share dividends	(101.4)	(65.6)	—	(211.1)	(0.2)	(153.9)	(532.2)
Income taxes	(97.7)	(32.3)	(46.0)	(209.3)	0.5	95.6	(289.2)

Earnings applicable to common shareholders	219.9	53.8	66.2	313.1	73.6	(81.3)	645.3